EXHIBIT 99.1

Osisko Announces Record Preliminary Q2 2022 Deliveries, Revenues and Cash Margin

MONTRÉAL, July 12, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its second quarter 2022 deliveries, revenues, cash margins and recent asset advancements for its royalty and stream segment.

PRELIMINARY Q2 2022 RESULTS

Osisko earned approximately 22,240 attributable gold equivalent ounces1 (“GEOs”) in the second quarter of 2022, record deliveries for the Corporation since inception in 2014.

Osisko had record preliminary revenues from royalties and streams of C$51.5 million during the second quarter and preliminary cost of sales (excluding depletion) of C$3.7 million, resulting in a record quarterly cash margin2 of approximately C$47.8 million or approximately 93%.

Osisko will provide full production and financial details with the release of its second quarter 2022 results after market close on Tuesday, August 9th, 2022 followed by a conference call on Wednesday, August 10th at 10am ET. More details are provided at the end of this release.

Sandeep Singh, President and CEO of Osisko commented: “Our royalty and streaming portfolio delivered records on a number of fronts in Q2 including GEO deliveries and absolute cash margins. We continue to expect further increases in deliveries in the second half of the year as ramp-ups at Mantos and Eagle progress towards nameplate capacity. In a period of heightened volatility in the mining sector, and rising costs across all facets of the economy, our inflation protected business model continues to thrive.”

PORTFOLIO UPDATE

CSA Transaction Update

On June 1st, Metals Acquisition Corp. (“MAC”) published a technical study for the CSA mine (“CSA”) in New South Wales, Australia. This follows MAC’s announcement in March that it had entered into a definitive agreement with a subsidiary of Glencore plc for the acquisition of CSA (the “Acquisition Transaction”). The study suggests the potential for a mine life in excess of 15 years, as well as the significant exploration potential on the large land package.

MAC is in the process of completing the necessary regulatory reporting requirements and associated financing arrangements to conclude the Acquisition Transaction. Closing of the Acquisition Transaction is subject to, among other things, the approval of MAC’s shareholders, and is expected to be completed in Q4 2022.

Osisko Bermuda Limited (“OBL”), a wholly-owned subsidiary of the Corporation, has entered into an agreement with MAC with respect to a US$90 million silver stream to facilitate MAC’s acquisition of the CSA mine. Closing of the silver stream is subject to, among other things, closing of the Acquisition Transaction.

OBL has also provided MAC with a mutual option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream, subject to the parties finalizing definitive terms and conditions. MAC has granted OBL a right of first refusal to purchase any royalties or streams on any asset owned by MAC for three years following the closing of the Acquisition Transaction.

Canadian Malartic Update

On July 7th, Yamana Gold Inc. (“Yamana”) reported that Canadian Malartic produced 174,372 ounces of gold during the second quarter, ahead of plan. Permitting at the Odyssey project remains on schedule while construction is on track and on budget with first production from Odyssey South expected in the first quarter of 2023. Fifteen drills are active on the property, with three underground drills completing infill drilling on the Odyssey South deposit and 12 surface drills focused on infilling and expanding the East Gouldie mineralization. Shaft sinking is expected to begin in the fourth quarter of 2022.

On April 28th, Yamana indicated that it firmly believes that in its 10-year outlook period, exploration efforts will lead to more mining areas that will allow it to take advantage of available plant capacity, resulting in ore processing that will exceed 20,000 tonnes per day, and sustainable production will then significantly exceed the initial production plan of 500,000 to 600,000 gold ounces per year.

Agnico Eagle: Kirkland Lake Updates

On April 28th, Agnico Eagle Mines Limited (“Agnico Eagle”) confirmed it is evaluating the potential integration of the AK deposit and the Upper Beaver project with the existing regional infrastructure in Kirkland Lake. In the first quarter of 2022, Agnico Eagle progressed the development of an exploration decline from the existing Macassa infrastructure towards the AK deposit. The decline is associated with an exploration campaign planned to be completed in 2022 to better delineate the deposit and understand how the AK mineral resources could complement the feed at the Macassa mill, potentially starting in 2024.

Infill drilling of the AK deposit from surface was initiated in the first quarter of 2022, targeting one of the higher grade mineral resource areas where historical hole KLAKC15-87 intercepted 8.8 grams per tonne (“g/t”) gold over 14.0 meters (core length) at a depth of 104 meters. Exploration drilling is also underway at Upper Beaver to investigate new mineralized zones at depth along strike laterally. Recent drilling appears to have encountered a new zone of mineralization 500 meters southeast of the main mineralized zone.

Osisko Development Corp. Updates

On May 24th, Osisko Development Corp. (“Osisko Development”) announced the results of a preliminary economic assessment (“PEA”) for the Cariboo Gold Project in central British Columbia. The PEA illustrates the potential for a low cost, large scale, underground gold mine, with average annual gold production of approximately 236,000 ounces at an all-in sustaining cost (“AISC”) per ounce of US$962 over an initial 12 year mine life.

On May 30th, Osisko Development closed its previously announced acquisition of Tintic Consolidated Mines LLC (“TCM”). TCM owns the producing Trixie test mine (“Trixie”), as well as mineral claims covering more than 17,000 acres (including 14,200 acres of which are patented) in Central Utah’s historic Tintic Mining District (together with Trixie, the “Tintic Project”). Osisko Development is currently expanding underground development and utilizing one underground diamond drill rig and one surface reverse circulation rig to aid in the delineation of an initial mineral resource estimate. Concurrently, Osisko Development intends to complete advanced technical studies to generate additional surface and underground targets, conduct metallurgical testing, geotechnical work and environmental studies to justify further development as well as increase production at Trixie through a low-capital expenditure expansion.

Concurrently with the closing of the TCM acquisition, Osisko Development announced that TCM had entered into a binding term sheet with OBL for a stream on the metals produced from the Tintic Project. Under the stream, OBL will make an upfront cash payment to TCM totaling US$20 million in return for 2.5% of all metals produced from the Tintic Project at a purchase price of 25% of the relevant spot metal price. Once 27,150 ounces of refined gold have been delivered, the stream rate will decrease to 2.0% of all metals produced. Closing of the stream is expected to take place in Q3.

On June 30th, Osisko Development reported an updated resource estimate on the San Antonio project. Indicated Resources include 14.9 Mt grading 1.2 g/t gold for 576,000 oz and Inferred Resources include 16.6 Mt grading 1.02 g/t gold for 544,000 oz. The resources are limited to a 2.8km long segment of the prospective 10km long trend. Osisko Development has completed construction of a leach pad and carbon in column plant to process 1.1 Mt of stockpiled material with an average grade of 0.57 g/t gold. Osisko expects first gold deliveries from San Antonio in early Q3.

During the second quarter, Osisko Development closed its two previously announced private placements of subscription receipts for aggregate proceeds of US$167.7 million and announced that its common shares commenced trading on the New York Stock Exchange under the symbol "ODV". As of June 30th, Osisko owns approximately 44.1% of Osisko Development.

Island Gold Phase 3+ Expansion Study

On June 29th, Alamos Gold Inc. (“Alamos”) reported the results of the P3+ Expansion Study for the Island Gold mine, outlining an increase in production to 2,400 tonnes per day from the current 1,200 tonnes per day. This is an increase over the 2021 study which had planned a 2,000 tonne per day mill throughput, and will be enabled by a new shaft with an initial depth of 1,373 meters. This new PEA estimates average gold production of 287,240 ounces per year for 13 years starting in 2026. The mineral inventory considered in the study includes Probable Reserves of 4.1 Mt grading 10.1 g/t gold for 1.1 Moz and Inferred Resources of 8.3 Mt grading 11.3 g/t gold for 3.0 Moz. Earthworks and shaft surface infrastructure construction have started, with shaft sinking scheduled to commence in the second half of 2023. Alamos plans to continue to aggressively explore at depth and along strike to expand the resources, including 57.5km of drilling planned for 2022. Osisko will see its average royalty rate increase to a blended 2.25% NSR royalty on Alamos’ Island Gold Phase 3+ mine plan.

A graph accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c6e6e583-b987-4b15-95a3-36fb23b32e08

Source: https://www.alamosgold.com/news-and-events/default.aspx#news--widget

Capstone Evaluating Mantos Blancos Expansion

During the quarter, Capstone Copper Corp. (“Capstone”) continued the ramp up of the Mantos Blancos expansion from 4.2 Mt per year to 7.3 Mt per year. The focus remains on optimization and achieving targets for sustained throughput and recoveries in Q3 2022.

On May 12th, Capstone confirmed the ongoing analysis of a potential further increase of throughput at the Mantos Blancos sulphide concentrator plant from 7.3 Mt per year to 10.0 Mt per year using the existing (currently unused/underutilized) ball mills and process equipment. A feasibility study on the Mantos Blancos Phase II Project is expected to be completed in 2022.

Victoria Gold Update

On July 12th, Victoria Gold Corp. (“Victoria”) announced second quarter gold production from the Eagle mine (“Eagle”) of 32,055 ounces. Ore mined and stacked, as well as gold production, was in line with Q2 2021. Crushing and stacking operations were affected for approximately 5 days due to the disruption to the main Yukon power grid from wildfires in the region. Once power service was restored, operations and production rates returned to normal. Similar to previous years, Victoria continues to expect significant growth in gold production in the second half of this year. Guidance of between 165,000 to 190,000 ounces was reiterated.

Victoria continued detailed engineering and procurement of equipment to enable construction of ‘Project 250’ to start in the second half of 2022. ‘Project 250’ is aimed at increasing the average annual gold production of Eagle toward 250,000 ounces of gold during 2023. Victoria’s May corporate presentation also outlines ‘Project 2040’ that illustrates potential Eagle Mine expansions at depth and along strike. Recent drill highlights include 1.22g/t gold over 175 meters.

Record Gold Production at Seabee Mine

On May 3rd, SSR Mining Inc. (“SSR”) announced that the Seabee mine produced a record of 52,582 ounces of gold in the first quarter of 2022. The increase in gold production was the result of a mill feed grade of 17.8 g/t during the quarter, a 110% increase compared to the same period in 2021, as mining accessed a continuation of a very high grade zone outside of the Mineral Reserve that was first mined in the second quarter of 2021. Seabee also benefited from continued operational excellence initiatives that drove improved mine performance in the first quarter, including a quarterly record of 102,528 tonnes mined (approximately 1,150 tonnes per day). Grades are expected to return closer to plan (approximately 9.2 g/t) through the remainder of 2022. Following the record quarterly performance, Seabee is tracking to the top end of the mine’s 115,000 to 125,000 gold production guidance.

Renard Stream Restart

Osisko has been receiving regularly-scheduled payments from its Renard diamond stream following the stream’s reactivation on April 30th of this year. Over the course of the second quarter, Renard sold 459,848 carats at an average price of US$124 per carat. Osisko’s attributable GEOs from Renard totaled 2,934 ounces for the quarter.

Ermitaño Production Ramps Up

On April 18th, First Majestic Silver Corp. (“First Majestic”) reported 114,190 tonnes of ore at 4.98 g/t gold and 45 g/t silver processed from the Ermitaño mine at the Santa Elena processing plant, representing a 10% increase compared to the prior quarter. The higher volumes were the result of strong underground development rates as the mine continues its planned ramp up in 2022. First Majestic anticipates higher production rates as new production stopes are prepared and brought into production by year end. First Majestic continued to advance the dual-circuit construction at the Santa Elena processing plant which is designed to increase leaching performance and metallurgical recoveries of ore from Ermitaño. A total of five drill rigs were active during the quarter.

Santana Production Ramps Up

On May 31st, Minera Alamos Inc. (“Minera Alamos”) announced the ongoing development of the Nicho Main Zone with haulage and access roads largely completed along with the removal of limited vegetation and surface cover. Following the initiation of mining activities and as the pit working areas opens up, the much larger scale of the Nicho Main Zone compared to the current starter pit at Nicho Norte will help drive project mining rates to planned levels for the overall commercial operation. First mineralized material from the Nicho Main Zone should be stacked on the Santana leach pad as operations move into the second half of the year and will help drive gold production rates higher. Gold mined and stacked on the leach pad to date totals approximately 18,000 oz with roughly 7,000 oz of gold recovered in concentrate. Operations in May have been seasonally impacted from the severe and ongoing drought that has affected Sonora for much of the last two years. The upcoming rainy season (late June-September) is expected to recharge water reservoirs and allow for an acceleration of the recovery of gold stacked on the leach pads in Q3.

Western Copper and Gold Reports Casino Feasibility Study

Western Copper and Gold (“Western Copper”) reported the results of a feasibility study on the Casino project in the Yukon. The project has an estimated mine life of 27 years, and will be developed by conventional open pit mining with both heap leaching and flotation components. The feasibility study outlines average annual revenues of C$951M in the first four years and C$517M per year thereafter. Western Copper continues to collaborate with their strategic investor, Rio Tinto, and its First Nations partners to advance the project towards Environmental and Socio-Economic Statement submission in mid-2023.

Windfall Drill Results

Throughout the second quarter, Osisko Mining Inc. (“Osisko Mining”) released drill results for the Windfall project in Québec, including 293 g/t gold over 11.0 meters, 26.3 g/t gold over 15.8 meters, and 243 g/t gold over 2.8 meters. These intervals help refine the continuity of known mineralization and expand the resources. On June 23rd, Osisko Mining announced that it had closed its Windfall Project drillhole database in preparation of an updated mineral resource estimate (“MRE”) scheduled for Q4 2022. The updated MRE will form the basis of the planned Windfall Project Feasibility Study, scheduled for delivery by the end of 2022.

Lithium Pegmatite Discovery at FCI

On April 28th, Patriot Battery Metals Inc. (“Patriot”) confirmed wide zones of lithium pegmatite over a 1.4km strike length on the Corvette Project. The pegmatite body remains open to the southwest, the northeast, and at depth, with drilling to date showing continuity between several outcropping pegmatites. The majority of the drill holes completed by Patriot on the Corvette project are within the FCI property, and results are highlighted by 1.25% Li2O and 194ppm Ta2O5 over 58 meters and 1.25% Li2O and 117ppm Ta2O5 over 155 meters. The mineralization is located in the James Bay region of Québec and within 15km of all season roads and power lines. Osisko holds a 2% NSR royalty (3.5% for gold) on Patriot’s FCI property.

ADDITIONAL HIGHLIGHTS

  Calibre Mining (4% NSR royalty on the Pan Mine) intersected 1.29 g/t gold over 18.3 meters on the Dynamite Target and 1.01 g/t gold over 9.1 meters at the Pegasus Target.

  Shanta Gold (2% NSR royalty on West Kenya) started the feasibility work stream in May and intersected 46.7 g/t gold over 13.8 meters at Bushiangala.

  Westhaven Gold (2% NSR royalty on Shovelnose) intersected 37.2 g/t gold and 209.5 g/t silver over 23.03 meters at the FMN Zone.

  Eagle Mountain Mining (3% NSR royalty on Oracle Ridge) intersected 1.56% copper, 14.15 g/t silver and 0.32 g/t gold over 60.7 meters.

  Gold Bull Resources (0.45-5% NSR Royalty) intersected 1.12 g/t gold over 51.8 meters at Silica Ridge.

  American West (1.5% NSR royalty on West Desert) intersected a total of 105 meters of mineralization in a single drill hole; including 8.46% zinc, 0.17% copper, 0.11 g/t gold, 10.6 g/t silver and 55.6 g/t indium over 26.52 meters.

  Cornish Metals (0.5% NSR royalty on United Downs) intersected 2.42 meters of 2.88% tin and 1.43% zinc at the Trenares target in the UK.

  Poseidon Nickel (0.76% NSR royalty on Silver Swan and Golden Swan) reported an updated resource estimate including 250kt of 7.1% nickel of Indicated Resources and 5kt of 2.73% Ni of Inferred Resources; a feasibility study for the mine restart is expected in September.

  O3 Mining (0.435%-2% NSR Royalty on Marban) provided an update on the ongoing prefeasibility study for the Marban project including recommendations for increased throughput and improved metallurgical recoveries.

Q2 2022 RESULTS AND CONFERENCE CALL DETAILS

Osisko provides notice of the second quarter 2022 results and conference call details.

Q2 2022 Results Release:	Tuesday, August 9th, 2022 after market close

Conference Call:	Wednesday, August 10th, 2022 at 10:00 am ET

Dial-in Numbers:	North American Toll-Free: 1 (888) 396 8049 Local and International: 1 (416) 764 8646 Conference ID: 28077702

Replay (available until August 17th at 11:59 pm ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback passcode: 077702#

Replay also available on our website at www.osiskogr.com

Notes:

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end procedures, the anticipated financial information presented in this press release is preliminary, subject to quarter-end adjustments, and may change materially.

(1)   Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended June 30,
	2022	2021

Gold(i)	$1,871	$1,816
Silver(ii)	$22.60	$26.69

Exchange rate (US$/Can$)(iii)	1.2768	1.2282

                  (i)   The London Bullion Market Association’s pm price in U.S. dollars.
                  (ii)  The London Bullion Market Association’s price in U.S. dollars.
                  (iii) Bank of Canada daily rate.

(2)   Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including cash margin in dollars and in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage) represents the cash margin (in dollars) divided by revenues.

Three months ended June 30, 2022

Revenues	$51,545
Less: Cost of sales	$(3,756)
Cash margin (in dollars)	$47,789
Cash margin (in percentage of revenues)	93%

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 165 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, the general performance of the assets of Osisko, and the results of exploration, development and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.